UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)
    ☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2020
OR
     ☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-3863
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AVIATION COMMUNICATIONS AND
SURVEILLANCE SYSTEMS 401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
L3Harris Technologies, Inc.
1025 West NASA Blvd.
Melbourne, Florida 32919

AVIATION COMMUNICATIONS AND
SURVEILLANCE SYSTEMS 401(K) PLAN
Audited Financial Statements and Supplemental Schedule
As of December 31, 2020 and 2019
and for the Year Ended December 31, 2020

 AVIATION COMMUNICATIONS AND SURVEILLANCE SYSTEMS 401(K) PLAN
Index to Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm - Buchbinder, Tunick & Company LLP	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i)* — Schedule of Assets (Held at End of Year)	11

Signature	12

Exhibits:

23.1 - Consent of Independent Registered Public Accounting Firm - Buchbinder, Tunick & Company LLP	13

* Refers to item number in Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2020
All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Employee Benefits Committee of
Aviation Communications and Surveillance Systems 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Aviation Communications and Surveillance Systems 401(k) Plan (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB.  As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion in accordance with the standards of the PCAOB.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan's management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2020.

/s/ Buchbinder Tunick & Company LLP
Bethesda, MD
June 28, 2021

AVIATION COMMUNICATIONS AND SURVEILLANCE SYSTEMS 401(K) PLAN
Statements of Net Assets Available for Benefits

	December 31, 2020	December 31, 2019

ASSETS
Interest in Master Trust	$63,399,282	$70,227,041
Receivables:
Employer contributions	—	312,201
Notes receivable from participants	779,134	891,682

Total receivables	779,134	1,203,883

Total assets	64,178,416	71,430,924

LIABILITIES

Accrued administrative expenses	141,127	—

Total liabilities	141,127	—

Net assets available for benefits	$64,037,289	$71,430,924

The accompanying notes are an integral part of these financial statements.

AVIATION COMMUNICATIONS AND SURVEILLANCE SYSTEMS 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2020

Additions:
Contributions:
Employer	$118,608
Employer (in-kind benefit)	1,234,192
Participant	2,567,038
Participant rollovers	17,434

Total contributions	3,937,272
Interest on notes receivable from participants	41,228

Total additions	3,978,500

Deductions:
Benefits paid to payments	16,345,716
Administrative expenses	141,127

Total deductions	16,486,843

Plan interest in Master Trust, net investment income	5,114,708
Net change in plan assets available for benefits	(7,393,635)
Net assets available for benefits, beginning of year	71,430,924

Net assets available for benefits, end of year	$64,037,289

The accompanying notes are an integral part of these financial statements.

AVIATION COMMUNICATIONS AND SURVEILLANCE SYSTEMS 401(K) PLAN
Notes to the Financial Statements
December 31, 2020 and 2019
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Aviation Communications and Surveillance Systems 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
A.General — The Plan is a defined contribution plan with a 401(k) feature covering eligible employees of Aviation Communications and Surveillance Systems LLC (the “Company” or “Employer”) as defined in the Plan document. The Plan was established effective June 1, 2001. The Company was a wholly-owned subsidiary of L3 Technologies, Inc. (“L3”) until June 29, 2019, when it became a wholly-owned subsidiary of L3Harris Technologies, Inc. (“L3Harris”) as a result of completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the “Merger Agreement”), by and among Harris Corporation (“Harris”), Leopard Merger Sub Inc., a direct wholly owned subsidiary of Harris (“Merger Sub”), and L3, which included Merger Sub merging with and into L3, with L3 continuing as the surviving corporation and a direct wholly owned subsidiary of Harris, and Harris changing its name to “L3Harris Technologies, Inc.”
The Plan was administered by the Benefit Plan Committee appointed by L3 until June 29, 2019 and the Employee Benefits Committee of L3Harris thereafter (each, during the relevant period, the “Plan Administrator”). The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants may direct their investment to a combination of different funds, which were held in the L3 Technologies, Inc. Master Savings Trust (the “Master Trust”), managed by Fidelity Management Trust Company (“FMTC”), as Trustee through December 30, 2019. Effective December 31, 2019, the Plan’s funds were transferred to the L3Harris Retirement Savings Plan Master Trust managed by Northern Trust, as Trustee.
During 2020, in connection with the coronavirus disease 2019 (“COVID-19”), the Plan Administrator implemented certain special rules for the Plan pursuant to certain provisions of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. These special rules applied only for a limited duration, allowing CARES Act distributions and loan deferments throughout the remainder of 2020. CARES Act distributions allowed Plan participants to withdraw up to $100,000 due to adverse financial consequences from COVID-19. CARES Act loan deferments allowed impacted participants to suspend their 401(k) loan repayments through the remainder of 2020, with loans being re-amortized, and loan repayments resuming in 2021. Impacted participants also were able to access, through September 22, 2020, up to the lesser of $100,000 and 100% of their accounts for loans other than principal residence loans (as opposed to standard rules that permit access to up to the lesser of $50,000 and 50% of their accounts). In addition, minimum required distributions were suspended for 2020, except when there was a participant request and in cases where a participant's first minimum required distribution was for 2019, and was deferred until 2020.
B.     Contributions — Participants may contribute a percentage of eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations, on a pre-tax and/or an after-tax basis. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax/designated Roth after-tax limitation, as defined in the Plan document and subject to Code limitations. For any eligible employee who has completed one year of service with the Company, the Company matches up to 100% of pre-tax and after-tax contributions subject to a limit of 6% (5% for a participant who is accruing a benefit under the Company’s defined benefit pension plan) of eligible compensation. Company matching contributions generally are made to the Plan in the form of L3Harris common stock. Full-time regular participants who make no election with respect to their contribution percentage are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. In addition, participants may rollover amounts to the Plan from other qualified retirement plans or certain individual retirement accounts (“IRAs”).

C.    Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover account balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document, after attainment of age 59 1/2 or in certain cases, in connection with active military duty. Participants who are at least age 55 also may withdraw their Company matching contribution account balance while employed. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested account, or installments of his or her vested account over a future period. Alternatively, a participant generally will be eligible to rollover his or her vested account to an eligible retirement plan or IRA.

D.    Participant Loans — The participant loan program permits participants to borrow against their accounts. A participant may borrow a minimum of $500 to a maximum of up to 50% of the vested portion of the participant’s account or $50,000 whichever is lower (as temporarily increased by the CARES Act as described above), within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period generally may not exceed ten years. Interest rates are established by the Plan Administrator based on market rates. Loans are paid back ratably through payroll deductions (or, if the participant is not receiving paychecks, then they are paid back by personal, certified or cashier’s check, money order or electronic transfer). The outstanding loans have been established as a separate fund. As described above, the CARES Act provided for loan deferments for impacted participants to suspend their 401(k) loan repayments during 2020, with loans being re-amortized, and loan repayments resuming in 2021.

E.     Participant Accounts — Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions on the participant’s behalf and (b) the participant’s portion of the Plan’s interest in the Master Trust net investment gain (loss), and may be charged with certain administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

F.     Vesting —Participants who complete one hour of service on or after January 1, 2020 are vested in Company contributions 25% after one year of service, 50% after two years of service and 100% after three years of service (except that Company matching contributions made prior to January 1, 2020 are 100% vested in the case of participants hired on or after July 1, 2007 through December 31, 2019). Participants will also become fully vested in Company contributions and earnings thereon upon 1) termination due to disability, 2) termination due to death, 3) the participant’s 55th birthday if the participant is actively employed by the Company on or after that date or 4) the participant’s death while on leave of absence due to qualified military service.

G.    Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions plus earnings thereon unless the participant returns to employment within five years. Forfeited contributions are used to reduce future Company contributions and to pay Plan expenses. Forfeited amounts included in Plan assets at December 31, 2020 and 2019 were $1,387 and $1,960, respectively. For the year ended December 31, 2020, Company contributions to the Plan were reduced by $12,452 from forfeited non-vested accounts.

H.     Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. investment gain (loss), and may be charged with certain administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

I.     Investment Options — As described above in Section A, on June 29, 2019, the Plan’s sponsor became a wholly-owned subsidiary of L3Harris and as a result of the transactions completed pursuant to the Merger Agreement, each share of L3 common stock held by the Plan in the L3 Stock Fund was converted into 1.30 shares of L3Harris common stock and transferred to the L3Harris Stock Fund.

    Upon enrollment in the Plan, a participant may direct Company and participant contributions into any of several investment options (including the L3Harris Stock Fund) and/or a brokerage window account. The L3Harris Stock Fund is a unitized fund as of December 31, 2020 and 2019. As a unitized fund, the fund’s value is determined by its underlying assets consisting primarily of shares of L3Harris common stock. The fund’s unit price is computed by the Trustee daily. Shares of common stock held in the L3Harris Stock Fund as of December 31, 2020 and 2019 are valued at the last reported quoted market price of a share on the last trading day of the year. A participant may transfer amounts from other investment options into the L3Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the L3Harris Stock Fund. A participant may invest no more than 20% of his or her newly made contributions to the Plan in the L3Harris Stock Fund, except that a participant generally may elect to invest in the L3Harris Stock Fund up to 100% of newly made Company matching contributions for his or her benefit.

The investment options are described in detail in the Plan’s “Summary Plan Description,” which is available to all participants. In the event no investment option is selected by a participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change investment options can be made daily. Investments are governed by certain limitations described in the Plan document and the “Summary Plan Description.”

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Interest in Master Trust — Investment assets of the Plan are maintained in the L3Harris Retirement Savings Plan Master Trust (the “Master Trust”) administered by Northern Trust, as Trustee, in which the investment assets of the L3Harris Retirement Savings Plan are maintained and which became a master trust effective December 31, 2019, when the assets of the Plan were transferred to the Master Trust. Thus, the Plan and the L3Harris Retirement Savings Plan hold an interest in the Master Trust. See Note 6 - Master Trust for further information regarding the Master Trust.
The interest in the Master Trust represents the Plan’s specific interest in the assets of the Master Trust. The assets consist of units of funds that are maintained by Northern Trust. Contributions, benefit payments and certain administrative expenses are specifically identified and charged to the Plan.
Valuation of Investments and Income Recognition — Investments are stated at fair value, except for fully‑benefit responsive investments, which are stated at contract value. For investments stated at fair value, quoted market prices are used, when available, to value investments. Investments for which quoted market prices are not available are stated at fair values as reported by the Trustee or investee company. See Note 7 — Financial Instruments for further information on the valuation of investments. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments.
Notes Receivable from Participants — Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded upon the participant’s eligibility for a Plan distribution.
Payment of Benefits — Benefits to participants or their beneficiaries are recorded when paid.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts, disclosures, and schedules. Accordingly, actual results may differ from those estimates.
Administrative Expenses — Unless otherwise elected by the Company, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the Trustee from the assets of the Master Trust.
New Accounting Standards — In August 2018, Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Plan adopted ASU 2018-13 for the year ended December 31, 2020. The adoption of this standard, other than the disclosure requirements noted above, did not impact the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits.

NOTE 3 — RELATED-PARTY TRANSACTIONS
Certain Plan investments, through its interest in the Master Trust, are managed by Northern Trust, Trustee of the Plan, and therefore these transactions qualify as party-in-interest. Fees paid by the Company to Fidelity Workplace Services, LLC for record keeping services related to the Plan were $10,343 for the year ended December 31, 2020.
The Plan’s specific interest in the L3Harris Stock Fund includes 87,235 and 110,013 shares of L3Harris common stock valued at $16,489,172 and $21,768,232 as of December 31, 2020 and 2019, respectively. The Plan received aggregate dividends on the stock held within the L3Harris Stock Fund in the amount of $327,048 for the year ended December 31, 2020.

NOTE 4 — TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated December 2, 2014, that the Plan is designed in accordance with applicable sections of the Code, and thus is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s counsel believe that the Plan as amended is qualified under Section 401(a) of the Code and the related trust is exempt from federal income taxes.

Based on U.S. GAAP requirements, management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 there are no uncertain tax positions taken or expected to be taken within twelve months that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.
The Plan recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. There were no interest and penalties included in the Plan’s financial statements.
NOTE 5 — CREDIT RISKS AND UNCERTAINTIES
Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 6 — MASTER TRUST
As described in Note 2, effective December 31, 2019, the Plan’s funds were transferred to the L3Harris Retirement Savings Plan Master Trust. The fair value of the assets, liabilities and investments of the Master Trust held by the Trustee and the Plan’s portion of the fair value as of December 31, 2020 and 2019 are presented in the table below:

	Master Trust Balances		Plan’s Interest in Master Trust Balances
	2020	2019	2020	2019
ASSETS
Investments at fair value:
Interest bearing cash	$—	$5,733,782	$—	$—
Money market fund	—	34,674,323	—	96,351
Preferred stocks	—	10,173,017	—	—
Brokerage window account	341,933,057	49,638,699	1,797,263	—
Corporate bonds and debentures	—	829,007	—	—
Partnership interests	—	307,664	—	—
L3Harris common stock	1,801,876,247	2,134,044,373	16,489,172	21,768,232
Common stocks	—	1,239,679,017	—	—
Common/collective trust fund	10,501,310,797	5,003,019,183	38,456,657	6,724,923
Registered investment companies (mutual funds)	—	3,916,095,294	—	41,637,535
Total investments at fair value	$12,645,120,101	$12,394,194,359	$56,743,092	$70,227,041
Investments at contract value:
Synthetic guaranteed investment contracts	$1,792,421,027	$1,112,329,872	$6,693,859	$—
Receivables:
Accrued interest & dividends	3,292,762	1,187,331	14,508	—
Due from broker for securities sold	22,850,218	1,023,034	100,678	—
Total receivables	26,142,980	2,210,365	115,186	—
Total assets	$14,463,684,108	$13,508,734,596	$63,552,137	$70,227,041
LIABILITIES
Due to broker for securities purchased	34,692,454	475,730	152,855	—
Total liabilities	34,692,454	475,730	152,855	—
NET ASSETS	$14,428,991,654	$13,508,258,866	$63,399,282	$70,227,041

The net investment income of the Master Trust and the Plan’s portion of the net investment income for the year ended December 31, 2020 are presented in the table below.

	Master Trust	Plan’s Portion
Net investment income:
Net appreciation in investments	$1,444,671,009	$4,787,660
Interest and dividend income	78,645,401	327,048
Net investment income	$1,523,316,410	$5,114,708
Net appreciation in the fair value of the investments consists of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends of the Master Trust are allocated to the participating plans based upon plan account balances.

NOTE 7 — FINANCIAL INSTRUMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). A three-level fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•     Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets
•     Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. .
•     Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques for which some or all significant assumptions are not observable.

The following section describes the valuation methodologies the Master Trust uses to measure financial assets at fair value.
In general, and where applicable, the Master Trust uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Master Trust’s Level 1 assets which include interest bearing cash, money market funds, common stocks, corporate bonds and debentures, partnership interests, the brokerage window account and registered investment companies. If quoted prices in active markets for identical assets are not available to determine fair value, then the Master Trust uses quoted prices for similar assets or inputs other than the quoted prices that are observable either directly or indirectly. These assets are included in Level 2 and consist of bonds and preferred stocks as of December 31, 2020 and 2019, respectively. Assets for which fair value is determined by management using assumptions that market participants would use in pricing assets are included in Level 3. As of December 31, 2020 and 2019, there were no Level 3 assets held by the Master Trust.
Target date common/collective trust funds share the common goal of first growing then later preserving principal and contain a mix of U.S. stocks, international stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per unit calculated by the investment’s issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. Net asset values (NAV) are reported by the funds and are supported by the underlying share prices of actual purchases and sale transactions occurring as of or close to the financial statement date. Assets measured at net asset value are exempt from the fair value hierarchy.

Assets Measured at Fair Value on a Recurring Basis
Investments in the Master Trust measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2020.

	Fair Value Measurements Using Input Type

	Level 1	Level 2	Level 3	Total
Assets
Brokerage window account	$341,933,057	$—	$ —	$341,933,057
L3Harris common stock	1,801,876,247	—	—	1,801,876,247
Common collective trust funds	—	—	—	—
Equities	2,279,111,239	—	—	2,279,111,239
Fixed income	—	285,852,095	—	285,852,095

Total assets in the fair value hierarchy	$4,422,920,543	$285,852,095	$ —	$4,708,772,638
Investments measured at NAV				$7,936,347,463
Total investments at fair value				$12,645,120,101
Investments in the Master Trust measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2019.

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$5,733,782	$—	$—	$5,733,782
Money market fund	34,674,323	—	—	34,674,323
Preferred stocks	—	10,173,017	—	10,173,017
Brokerage window account	49,638,699	—	—	49,638,699
Corporate bonds & debentures	829,007	—	—	829,007
Partnership interests	307,664	—	—	307,664
Common stocks	3,373,723,390	—	—	3,373,723,390
Registered investment companies	3,916,095,294	—	—	3,916,095,294

Total assets in the fair value hierarchy	$7,381,002,159	$10,173,017	$—	$7,391,175,176
Other investments measured at NAV				$5,003,019,183
Total Investments in Master Trust				$12,394,194,359

NOTE 8 — SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
The Plan, through its interest in the Master Trust, held fully benefit-responsive, synthetic guaranteed investment contracts (“synthetic GICs”) in the Stable Value Fund (the “Fund”) which are stated at contract value. A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.
The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets underlying the contract.

Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of Master Trust operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Master Trust’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Master Trust; the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Master Trust at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Master Trust with another trust, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Fund or the Master Trust; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.
At this time, the Master Trust does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Master Trust’s ability to transact at contract value with participants, has occurred or is probable.
If the Master Trust defaults in its obligations under any synthetic GIC (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Master Trust will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.
NOTE 9 — SUBSEQUENT EVENT
The Plan evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued.

SUPPLEMENTAL INFORMATION
AVIATION COMMUNICATIONS AND SURVEILLANCE SYSTEMS 401(K) PLAN
E.I.N. 86-1027973
Plan Number 002
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(d) Cost	(e) Value
	Interest in Master Trust	$—	$63,399,282
*	Participant loans (1)	—	779,134
	Total	$—	$64,178,416

Note:	Cost information has not been included in column (d) because all investments are participant-directed.
*	Party-in-interest to the Plan
(1)	Consists of participant loans with interest rates ranging from 4.25% to 6.5%, maturing through April 2046.

See Report of Independent Registered Certified Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

L3Harris Employee Benefits Committee, as Plan Administrator

By:	/s/ Adam Histed
Title:	Adam Histed, Chairperson

Date: June 28, 2021

EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated June 28, 2021, with respect to the financial statements and supplemental information included in the Annual Report of Aviation Communications and Surveillance Systems 401(k) Plan on Form 11-K for the year ended December 31, 2020. We consent to the incorporation by reference of said report in the Registration Statements of L3Harris Technologies, Inc. on Form S-8 (File No. 333-232482).
/s/ Buchbinder Tunick & Company LLP
Bethesda, MD
June 28, 2021